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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                        PURSUANT TO RULE 13d-2(b) AND (d)
                                (AMENDMENT NO.3)*


                          Interlott Technologies, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                     112986
             ------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

-------------------                                            -----------------
CUSIP NO.    112986                                            PAGE 2 OF 4 PAGES
-------------------                                            -----------------

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lloyd I. Miller, III                                  ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
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                             5       SOLE VOTING POWER
       NUMBER OF                     399,800
        SHARES               ---------------------------------------------------
     BENEFICIALLY            6       SHARED VOTING POWER
       OWNED BY                      216,200
         EACH                ---------------------------------------------------
       REPORTING             7       SOLE DISPOSITIVE POWER
        PERSON                       399,800
         WITH                ---------------------------------------------------
                             8       SHARED DISPOSITIVE POWER
                                     216,200
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     616,000***
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     9.6%
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12   TYPE OF REPORTING PERSON
     IN-IA-OO**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4.

*** Miller's shares and the outstanding shares doubled pursuant to a two-for-one stock split on 12/21/00.
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                                                                     Page 3 of 4





Item 1(a). Name of Issuer:   Interlott Technologies, Inc.

Item 1(b). Address of Issuer's Principal
           Executive Offices:                          10830 Millington Ct.,
                                                       Cincinnati, Ohio 45242

Item 2(a). Name of Person Filing:                      Lloyd I. Miller, III

Item 2(b). Address of Principal Business Office
           or, if None, Residence:                     4550 Gordon Drive,
                                                       Naples, Florida 34102

Item 2(c). Citizenship:                                U.S.A.

Item 2(d). Title of Class of Securities:               Common Stock, $0.01
                                                       par value

Item 2(e). CUSIP Number:                               112986

Item 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
           (c), CHECK WHETHER THE PERSON FILING IS A:

           Not Applicable, this statement is filed pursuant to 13d-1(c)


Item 4. ***OWNERSHIP: The reporting person shares dispositive and voting power with respect to 216,200 of the reported securities as an advisor to the trustee of certain family trusts and with respect to shares owned by Miller's wife and children. Miller has sole dispositive and voting power with respect to 399,800 of the reported securities (i) as the custodian to accounts set up under the Florida Uniform Gift to Minors Act, (ii) as an individual, (iii) as the trustee and/or investment counsel to certain trusts and/or (iv) as the manager a limited liability company that is the general partner of certain limited partnerships.

           (a)   616,000

           (b)   9.6%

           (c)   (i) sole voting power: 399,800

                 (ii) shared voting power: 216,200

                 (iii) sole dispositive power: 399,800

                 (iv) shared dispositive power: 216,200


Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not Applicable

 Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           Persons other than Lloyd I. Miller III have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.


*** Miller's shares and the outstanding shares doubled pursuant to a two-for-one stock split on 12/21/00.
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                                                                     Page 4 of 4


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

           Not Applicable

Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not Applicable

Item 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not Applicable

Item 10.   CERTIFICATION:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: February 13, 2001                          /s/ Lloyd I. Miller, III
                                                  ------------------------------
                                                  Lloyd I. Miller, III